[TYPE] EX-99.77
[DOCUMENT-COUNT] 1



Item 77C
	( a )	The Gateway Trust held a special meeting of shareholders on
   December 11, 1995.

Item 77C
	( c )	A special meeting was called for the shareholders of The Gateway
  Trust in order to approve new investment advisory contracts for the four series of The Gateway Trust with Gateway Investment Advisers, L.P. the successor and interest to Gateway Investment Advisers, Inc. The voting results were as follows:

FUND                       AFFIRMATIVE VOTES            NEGATIVE VOTES

Gateway Index Plus Fund        6,291,436                    119,633
Gateway Mid Cap Index Fund       355,310                      1,184
Gateway Small Cap Index Fund     596,088                      5,054
Cincinnati Fund                  366,890                      1,022